Filed pursuant to Rule 424(b)(3)
File No. 333-119338

July 20, 2007

SUPPLEMENT DATED JULY 20, 2007 TO PROSPECTUS DATED MARCH 6, 2007

Dear Investor(s):

GRANT PARK FUTURES FUND JUNE PERFORMANCE UPDATE

FUND	JUNE	2007 YTD		Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	4.16%	6.17%		$ 67.2M	$1,234.322
Grant Park Futures Fund Class B Units	4.09%	5.72%		$351.4M	$1,080.861
TRADING ADVISORS	JUNE	2007 YTD	% of Fund
Rabar Market Research (Div)	4.10%	7.58%	19%
EMC Capital Management (Classic)	5.04%	6.28%	21%
Eckhardt Trading (Higher Leveraged)	5.68%	7.27%	8%
Graham Capital Management (GDP)	4.28%	10.50%	10%
Winton Capital Management (Div)*	1.22%	1.22%	21%
Saxon Investment Corp (Div)**	–	-4.76%	–
Welton Investment Corp (Gl Dir Port)	6.10%	8.65%	19%
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

*Year to date performance of 1.90% through 5/31/2007.  Effective 6/1/2007 the portion of Grant Park’s net assets allocated to Winton Capital Management were reallocated to the Dearborn Select Master Fund SPC – Winton Segregated Portfolio – Class GP.
**Performance through 5/31/2007

Short positions in the currency sector gained ground after the Japanese yen weakened against most of its major counterparts.  The yen depreciated relative to the U.S. dollar and the euro as investors sold the yen in order to purchase assets denominated in higher yielding currencies.  Long positions in the New Zealand dollar were also profitable.

Short positions in the interest rate sector yielded gains as prices for Australian fixed income products fell on news that the Australian economy grew at its fastest pace in three years, increasing the likelihood of a rate hike by the Reserve Bank of Australia.  The release of a stronger-than-anticipated employment report put further downward pressure on prices.  Additionally, short positions in Euro bunds were also profitable.

Soybean prices rallied during the month, resulting in gains for long positions in the soft/agricultural commodities sector.  The rally in the bean complex came after the USDA announced that U.S farmers had planted 64 million acres of soybeans, considerably less than analysts’ estimates.  An increase in the amount of acreage dedicated to corn production was a contributing factor, analysts said.

Short positions in the natural gas market led to gains for the energy sector.  Analysts suggested that moderate temperatures across much of the United States led to rising inventories and lower prices.

Long positions in the metals sector reported losses after reports of higher nickel inventories forced prices for the industrial metal lower.

555 West Jackson   Suite 600   Chicago, IL 60661   312.756.4450   312.756.4452 fax   800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

Lastly, long positions in the stock index sector incurred losses after global share markets settled the month lower on concerns over the possibility of higher inflation.  The S&P Composite Index and Spanish IBEX sustained the largest losses as investors worried that the U.S. Federal Reserve and European Central Bank might be forced to raise short-term interest rates in the event of higher prices.

OTHER FUND NEWS

If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary. Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson   Suite 600   Chicago, IL 60661   312.756.4450   312.756.4452 fax   800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
JUNE 30, 2007

Statement of Income
	Month (A Units) In US $	Year to Date (A Units) In US $	Month (B Units) In US $	Year to Date (B Units) In US $
Trading Income (Loss):
Realized Trading Income (Loss)	6,952,966	4,769,860	36,364,945	25,811,711
Change in Unrealized Income (Loss)	(3,670,845)	755,246	(19,199,006)	3,274,825
Brokerage Commissions	(18,026)	(105,732)	(94,280)	(540,699)
Exchange, Clearing Fees and NFA charges	(49,798)	(212,476)	(260,450)	(1,087,049)
Other Trading Costs	(25,151)	(176,881)	(131,541)	(904,617)
Change in Accrued Commissions	6,729	676	35,189	1,608

Net Trading Income (Loss)	3,195,875	5,030,693	16,714,857	26,555,779

Other Income:
Interest, U.S. Obligations	103,776	673,994	542,763	3,446,397
Interest, Other	177,022	920,168	925,848	4,714,658

Total Income (Loss)	3,476,673	6,624,855	18,183,468	34,716,834

Expenses:
Incentive Fees to Trading Managers	377,293	559,434	1,973,292	2,959,736
Administrative Fees	14,374	82,403	75,180	421,793
O&O Expenses	11,500	65,922	180,432	1,012,302
Brokerage Expenses	347,861	1,994,140	1,954,684	10,966,611
Illinois Replacement Tax

Total Expenses	751,028	2,701,899	4,183,588	15,360,442

Net Income (Loss)	2,725,645	3,922,956	13,999,880	19,356,392

Statement of Changes in Net Asset Value

Beginning Balance	65,357,124	58,161,220	339,039,244	324,091,775
Additions	124,805	11,990,302	3,440,010	30,477,275
Net Income (Loss)	2,725,645	3,922,956	13,999,880	19,356,392
Redemptions	(1,043,870)	(6,910,774)	(5,092,762)	(22,539,070)

Balance at JUNE 30, 2007	67,163,704	67,163,704	351,386,372	351,386,372
Total Units Held at End of The Period		54,413.44421		325,098.48931
Net Asset Value Per Unit		1,234.322		1,080.861
Rate of Return	4.16%	6.17%	4.09%	5.72%

To the best of my knowledge and belief the information
contained herein is accurate and complete.

DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP